

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52388


RECEIVED
MAR 0 1 2002
143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
D.F. Hadley & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3601 Aviation Boulevard Suite 1350
(No. and Street)

Manhattan Beach	California	90266
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Hadley (310) 727-9805
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Hadley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.F. Hadley & Co., Inc., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 15th day of February, 2002

Notary Public

Signature

PRESIDENT
Title


MICHAEL OHANNESIAN
COMM. #1254394
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires March 20, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
MAR 0 1 2002

D.F. Hadley & Co., Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2001

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
D.F. Hadley & Co., Inc.

I have audited the accompanying statement of financial condition of D.F. Hadley & Co., Inc. (an S Corporation) as of December 31, 2001 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.F. Hadley & Co., Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
January 23, 2002

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

D.F. Hadley & Co., Inc.
Statement of Financial Condition
December 31, 2001

Assets

Cash	$ 73,117
Accounts receivable - other	5,810
Furniture and equipment, net of $45,167 accumulated depreciation	42,268
Securities, not readily marketable	4,773
Deposits	2,200
Intangible assets, net of $700 accumulated amortization	800
Other assets	180
Total assets	$ 129,148

Liabilities & Stockholder's Equity

Liabilities

Account payable	$ 2,476
Payable to officer	790
Total liabilities	3,266

Stockholder's equity

Common stock, no par value, 10,000 share authorized 1,000 shares issued and outstanding	1,000
Additional paid-in capital	149,000
Retained earnings (deficit)	(24,118)
Total stockholder's equity	125,882
Total liabilities & stockholder's equity	$ 129,148

The accompanying notes are an integral part of these financial statements.

D.F. Hadley & Co., Inc.
Statement of Operations
For the year ended December 31, 2001

Revenues	
Corporate fee income	$ 369,227
Interest income	2,340
Total revenues	371,567
Expenses	
Employee compensation and benefits	313,919
Communication	10,093
Occupancy and equipment rental	23,707
Interest	245
Other operating expense	63,554
Total expenses	411,518
Income (loss) before income taxes	(39,951)
Income tax provision	
Income tax provision	800
Total income tax provision	800
Net income (loss)	$ (40,751)

The accompanying notes are an integral part of these financial statements.

D.F. Hadley & Co., Inc.
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2001

	Common Stock	Additional Paid - In Capital	Retained Earnings (Deficit)	Total
Balance at December 31, 2000	$ 1,000	$ 99,000	$ 41,633	$ 141,633
Additional paid-in capital	–	50,000	–	50,000
Draws	–	–	(25,000)	(25,000)
Net income (loss)	–	–	(40,751)	(40,751)
Balance at December 31, 2001	$ 1,000	$ 149,000	$ (24,118)	$ 125,882

The accompanying notes are an integral part of these financial statements.

D.F. Hadley & Co., Inc.
Statement of Cash Flow
For the year ended December 31, 2001

Cash flows from operating activities:		
Net income (loss)		$ (40,751)
Adjustments to reconcile to net income (loss) to net cash used in operating activities		
Depreciation	$ 17,273	
Amortization	300	
(Increase) decrease:		
Accounts receivable - other	(4,432)	
Prepaid expenses	432	
Other assets	(72)	
(Decrease) increase:		
Accounts payable	(54,945)	
Total adjustments		(41,444)
Net cash used in operating activities		(82,195)
Cash flows from investing activities:		
Purchase of furniture and equipment	(5,817)	
Purchase of additional deposits	(500)	
Net cash used in investing activities		(6,317)
Cash flows from financing activities:		
Proceeds from loan officer	721	
Proceeds from issuance of additional paid-in capital	50,000	
Draws	(25,000)	
Net cash provided by financing activities		25,721
Net decrease in cash		(62,791)
Cash at beginning of year		135,908
Cash at end of year		$ 73,117

Supplemental disclosure of cash flow information:

Income taxes paid	$ 800
Interest paid	$ 274

The accompanying notes are an integral part of these financial statements.

D.F. Hadley & Co., Inc.
Notes to Financial Statements
For the year ended December 31, 2001

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

D.F. Hadley & Co., Inc. (The "Company") was incorporated in California on August 18, 1999, as a registered broker/dealer in securities under the Securities Exchange Act of 1934, as amended, to provide investment banking services and strategic consulting services. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

The corporate fee incomes are for retainers that are paid after letters of agreement are signed for consulting and investment banking business. The company earned 100% of its corporate fee income from five (5) clients. Of this amount approximately 68% of the corporate fee income was earned from one client.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company recognizes its corporate fee income when earned, usually after completion of the consulting deal.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from five (5) to (7) years by the straight-line method.

Intangible assets are being amortized on a straight-line basis over 60 months. Amortization expense for the year ended December 31, 2001 was $300.

Advertising expenses are expensed as incurred.

D.F. Hadley & Co., Inc.
Notes to Financial Statements
For the year ended December 31, 2001

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its stockholders, has elected to be an S Corporation and accordingly has its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise tax and a tax rate of 1.5% over the minimum Franchise fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: SECURITIES, NOT READILY MARKETABLE

These securities are warrants valued at cost. These warrants expire in February 2003. These warrants are from a client which contributed 14% of the Company's corporate fee income.

Note 3: PROPERTY AND EQUIPMENT

The furniture, and equipment are recorded at cost.

		Depreciable Life Years
Furniture	$ 58,434	7
Equipment	29,001	5
	87,435	
Less accumulated depreciation	(45,167)	
Net furniture and equipment	$ 42,268	

Depreciation expense for the year ended December 31, 2000 was $17,273.

D.F. Hadley & Co., Inc.
Notes to Financial Statements
For the year ended December 31, 2001

Note 4: INCOME TAX PROVISION

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided.

The tax provision for $800 represents the California minimum tax provision on income. Similar to the Federal Rules, the net income passes through to the stockholder so that both federal & state taxes are primarily paid on the individual level.

Note 5: COMMITMENTS AND CONTINGENCIES

Operating lease

In July 1999, the Company entered into a three (3) year lease for Manhattan Beach office space. Rent expense under this agreement for the year ended December 31, 2001 was $20,346. The Company also entered into a five (5) year lease agreement in March of 2000 for office equipment. Equipment rental expense under this agreement for December 31, 2001 was $3,361.

The future minimum lease expenses are:

	December 31,
2002	$ 16,530
2003	3,197
2004	3,197
2005	533
2006 and thereafter	–
Total	$ 23,457

Note 6: RELATED PARTY TRANSACTIONS

The Company's sole shareholder is a member of the board of directors for two of it's corporate fee income clients. The income generated from these clients was approximately 20% of the Company's corporate fee income.

The Company is holding warrants exercisable for stock in one of these clients which accounted for 14% of the corporate fee income.

D.F. Hadley & Co., Inc.
Notes to Financial Statements
For the year ended December 31, 2001

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2001, the Company's net capital of $69,851 exceeded the minimum net capital requirement by $64,851; and the Company's ratio of aggregate indebtedness ($3,266) to net capital was 0.05:1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

D.F. Hadley & Co., Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2001

Computation of net capital

Stockholder's equity		
Common stock	$ 1,000	
Additional paid-in capital	149,000	
Retained earnings	(24,118)	
Total stockholder's equity		$ 125,882
Less:		
Accounts receivable- other	(5,810)	
Furniture and equipment, net	(42,268)	
Investments, not readily available	(4,773)	
Deposits	(2,200)	
Intangible assets, net	(800)	
Other assets	(180)	
Net adjustments to stockholder's equity		(56,031)
Net capital		69,851

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 218	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 64,851
Ratio of aggregate indebtedness to net capital	0.05:1	

There was no difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2001.

See independent auditor's report.

D.F. Hadley & Co., Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2001

A computation of reserve requirements is not applicable to D.F. Hadley & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

D.F. Hadley & Co., Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2001

Information relating to possession or control requirements is not applicable to D.F. Hadley & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.